

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

August 8, 2008

Mr. Samuel Sheng
Chief Financial Officer
Sunway Global Inc.
Daqing Hi-Tech Industry Development Zone
Daqing, Heilongjiang, Post Code 163316
People's Republic of China

>   **RE: Forms 10-KSB and 10-K/A for the fiscal year ended December 31, 2007**
>   **Forms 10-Q and 10-Q/A for the period ended March 31, 2008**
>   **File No. 0-27159**

Dear Mr. Sheng:

   We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies, page 26

2. We have reviewed your response to prior comment 4. We note that you account for impairment of property, plant and equipment and amortizable intangible assets in accordance with SFAS 121. SFAS 121 was superseded by SFAS 144. Please revise accordingly.

Item 8 – Financial Statements and Supplementary Data, page 29

Note 17 – Earnings Per Share, page F-24

3. We have reviewed your response to prior comment 15. It does not appear that you have given effect to the warrants you have issued in computing both your basic and diluted earnings per share. Please advise or revise.

Exhibit 31 – Certifications

4. We have reviewed your response to prior comment 16. Please revise paragraph 5 to state "the registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting…" Currently, you do not include "of internal control over financial reporting" in your disclosure. See Item 601(b)(31) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief